BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

06012723

BAA

SEC MAIL RECEIVED PROCESSING
APR 19 2006
WASH., D.C. 213
SECTION

11 April 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

dlw 4/20

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 11 April 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Embargoed until 0700 hours Tuesday 11 April 2006

BAA issues March and Financial Year 2005/06 Traffic Figures

BAA's UK airports handled a total of 11.4 million passengers in March, a decrease of 1.3% on the previous year. The underlying trend was distorted by this year's late Easter.

For the financial year ending in March 2006, BAA's UK airports handled 144.6 million passengers, a 2.0% increase over 2004/05.

For March 2006, Domestic traffic was also hit by cancellations caused by heavy snow early in the month in Scotland and the North East. Among other markets, European scheduled, fell 0.4%, and European charter decreased 15.4%. North Atlantic traffic was down slightly on recent trends with a drop of 2.8%, but other long haul traffic advanced 4.6%.

Heathrow's 3.8% drop in March took its year end total to 67.4 million, a decrease of 0.3%. The softening UK economy, the fallout from the London bombings in July, the Gate Gourmet dispute in late summer, lower load factors in some markets, and higher oil prices, all had an impact on Heathrow's passenger numbers for the year.

Gatwick, however, had its best year on record, with 32.8 million passengers passing through the airport, up 2.6 % on last year. This was despite at 0.1% decrease in the March total. Stansted recorded an increase of 1.3% in March, giving an annual total of 22.2 million, up 5.0% on the previous year.

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

BAA

Over the year, Southampton achieved an increase of 20.1% to 1.9 million, helped by a 5.2% gain in March. Glasgow increased by 2.4% over the year to a total of 8.8 million following an increase of 1.2% in March. The equivalent figures at Edinburgh were an annual growth of 5.6% and a 0.8% rise in March. The strongest annual growth among the Scottish airports was the 9.5% increase at Aberdeen, helped by an 11.5% increase in March.

During the month, BAA's UK airports recorded a 3.0% increase in air transport movements, up 3.5% for the year, and a 5.8% rise in cargo tonnage, an 0.8% annual increase.

For the year as a whole Domestic and European scheduled markets were up by 1.3% and 3.4% respectively, while European charters were 10.2% lower. North Atlantic traffic was unchanged and other long haul routes recorded an increase of 7.3%.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Mark Mann, BAA plc**
Tel: +44 (0)20 7932 6609

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

BAA

BAA Traffic Summary : March 2006

Terminal Passengers (000s)	Month	% Change*	Financial Year 12 months to Mar 2006	% Change**
Heathrow	5,491.1	-3.8	67,421.7	-0.3
Gatwick	2,477.3	-0.1	32,844.6	2.6
Stansted	1,780.9	1.3	22,237.3	5.0
London Area Total	**9,749.4**	**-2.0**	**122,503.6**	**1.4**
Southampton	138.8	5.2	1,861.9	20.1
Glasgow	610.7	1.2	8,819.8	2.4
Edinburgh	676.1	0.8	8,492.8	5.6
Aberdeen	253.9	11.5	2,945.8	9.5
Scottish Total	**1,540.7**	**2.6**	**20,258.4**	**4.7**
BAA Total	**11,428.8**	**-1.3**	**144,623.9**	**2.0**

Air Transport Movements	Month	% Change*	Financial Year 12 months to Mar 2006	% Change**
Heathrow	39,924	0.7	472,954	0.7
Gatwick	19,915	1.2	254,004	3.6
Stansted	15,122	4.8	180,729	2.2
London Area Total	**74,961**	**1.7**	**907,687**	**1.8**
Southampton	3,763	13.4	45,109	18.8
Glasgow	7,510	2.9	97,610	4.4
Edinburgh	9,792	2.6	117,312	4.2
Aberdeen	8,374	11.5	94,666	12.4
Scottish Total	**25,676**	**5.4**	**309,588**	**6.7**
BAA Total	**104,400**	**3.0**	**1,262,384**	**3.5**

Cargo (Metric Tonnes)	Month	% Change*	Financial Year 12 months to Mar 2006	% Change**
Heathrow	115,062	5.2	1,315,168	-0.6
Gatwick	20,775	4.4	224,559	3.9
Stansted	22,214	5.8	239,120	4.6
London Area Total	**158,051**	**5.2**	**1,778,847**	**0.6**
Southampton	15	-21.1	193	-26.0
Glasgow	707	22.3	8,965	3.6
Edinburgh	3,528	42.2	31,867	13.2
Aberdeen	373	1.4	4,248	9.7
Scottish Total	**4,608**	**34.5**	**45,080**	**10.8**
BAA Total	**162,674**	**5.8**	**1,824,120**	**0.8**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of March 2005

** compared to the twelve months to March 2005

BAA

Market Comparison: March 2006

Market	*BAA Total Mar 05 (000s)*	*BAA Total Mar 06 (000s)*	*% Change*
Domestic	2,308	2,240	-2.9
Eire	584	573	-1.9
European Scheduled	4,589	4,569	-0.4
European Charter*	639	541	-15.4
North Atlantic	1,519	1,476	-2.8
Other Long Haul	1,940	2,030	4.6
Total	**11,580**	**11,429**	**-1.3**

Market Comparison: Financial Year 2005-06

Market	*BAA Total Apr 04 - Mar 05 (000s)*	*BAA Total Apr 05 - Mar 06 (000s)*	*% Change*
Domestic	26,898	27,244	1.3
Eire	6,542	6,929	5.9
European Scheduled	55,552	57,421	3.4
European Charter*	12,319	11,064	-10.2
North Atlantic	19,112	19,103	-0.0
Other Long Haul	21,304	22,863	7.3
Total	**141,728**	**144,624**	**2.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.